                                             As Filed Pursuant to Rule 424(b)(3)
                                             Registration No. 333-67307

THIS PROSPECTUS SUPPLEMENT RELATES TO SECURITIES THAT HAVE BEEN REGISTERED. THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION

           PRELIMINARY PROSPECTUS SUPPLEMENT, DATED FEBRUARY 24, 1999

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED DECEMBER 30, 1998)

                              $

[DANA CORPORATION LOGO]         DANA CORPORATION

                     $                     % NOTES DUE 2009
                     $                     % NOTES DUE 2029
                             ----------------------
     The 2009 notes will mature on March 1, 2009, and will bear interest at the
rate of      % per year. The 2029 notes will mature on March 1, 2029, and will
bear interest at the rate of      % per year. Interest on the notes is payable
on March 1 and September 1 of each year, beginning September 1, 1999. Dana may redeem the notes at any time prior to maturity, in whole or in part, as further described in this prospectus supplement. The notes will be represented by global securities registered in the name of a nominee of The Depository Trust Company and will be issued in denominations of $1,000 and integral multiples of $1,000.

     The notes are unsecured and rank equally with all our other unsecured and unsubordinated indebtedness. The notes will not be convertible into or exchangeable for our common or preferred stock, will not be entitled to the benefit of any sinking fund and will not be listed on any securities exchange.
                             ----------------------

                                                                                         PROCEEDS TO
                                                      PUBLIC OFFERING   UNDERWRITING     DANA, BEFORE
                                                         PRICE(1)         DISCOUNT         EXPENSES
                                                      ---------------   ------------   ----------------
Per 2009 Note.......................................       %                %                %
Total...............................................       $                $                $
Per 2029 Note.......................................       %                %                %
Total...............................................       $                $                $

     (1) Plus accrued interest from             , 1999, if settlement occurs
         after that date

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The notes will be ready for delivery in book entry form only through The
Depository Trust Company on or about             , 1999.
                             ----------------------

MERRILL LYNCH & CO.
       BT ALEX. BROWN

             DEUTSCHE BANK SECURITIES

                   DONALDSON, LUFKIN & JENRETTE

                         FIRST CHICAGO CAPITAL MARKETS, INC.
                          A BANK ONE COMPANY

                                      J.P. MORGAN & CO.

                                          LEHMAN BROTHERS

                                               MORGAN STANLEY DEAN WITTER

                                                   NATIONSBANC MONTGOMERY
                                                      SECURITIES LLC

                                                       SALOMON SMITH BARNEY
                             ----------------------

            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS        , 1999.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
THE COMPANY.................................................   S-3
USE OF PROCEEDS.............................................   S-3
CAPITALIZATION..............................................   S-4
SELECTED FINANCIAL DATA.....................................   S-5
BUSINESS....................................................   S-8
DESCRIPTION OF THE NOTES....................................  S-11
UNDERWRITING................................................  S-13
LEGAL MATTERS...............................................  S-13

                           PROSPECTUS
ABOUT THIS PROSPECTUS.......................................     2
WHERE YOU CAN FIND MORE INFORMATION.........................     2
THE COMPANY.................................................     3
USE OF PROCEEDS.............................................     4
RATIO OF EARNINGS TO FIXED CHARGES..........................     4
DESCRIPTION OF CAPITAL STOCK................................     4
DESCRIPTION OF DEBT SECURITIES..............................     7
PLAN OF DISTRIBUTION........................................    14
LEGAL MATTERS...............................................    15
EXPERTS.....................................................    15

                             ----------------------

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We and the underwriters have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

                                  THE COMPANY

     Dana Corporation was founded in 1904 as the first supplier of universal joints to the automotive industry. Today, we are one of the world's largest independent suppliers to vehicle manufacturers and the related aftermarkets. We produce the types of components and systems used on more than 95% of the world's 700 million motor vehicles. References to Dana in this supplement include our consolidated subsidiaries unless the context indicates otherwise.

     To serve our global markets, we have seven strategic business units -- Automotive Systems Group, Automotive Aftermarket Group, Engine Systems Group, Heavy Truck Group, Off-Highway Systems Group, Industrial Group and Leasing Services -- and regional administrative organizations in North America, Europe, South America and Asia/Pacific.

     Our core products and services, by type, are axle, engine, brake, driveshaft, fluid system, structural, industrial, sealing, filtration and leasing service.

     In July 1998, we merged a subsidiary with Echlin Inc., another worldwide supplier of automotive products. This merger helped our growth objectives in several ways. First, we believe that Echlin's aftermarket brake parts have above-industry growth prospects because of superior performance due to new technology and materials. Second, our expanded portfolio of branded products is important for our entry into emerging international markets. And, finally, we can now integrate brake system components, vehicle fluid handling systems, and electronic ignition and engine management systems with our drivetrain and engine systems product lines.

     In December 1998, we acquired the Glacier Vandervell bearings and the AE Clevite North American aftermarket engine hard parts businesses from Federal-Mogul Corporation. This acquisition added to our broad offering of internal engine components.

     These acquisitions were part of a series of steps we have taken in the past two years to focus on and strengthen our core products and businesses. In this period, we completed strategic acquisitions of operations with annualized sales of over $5.3 billion. In addition to Echlin, Glacier Vandervell and AE Clevite, we acquired the Clark-Hurth Components assets of Ingersoll-Rand Company, the Sealed Power Division of SPX Corporation, and the heavy axle and brake business of Eaton Corporation. We also completed significant restructuring and rationalization, including the sale of our European distribution operations and other operations not core to our business.

     These steps have taken us closer to two goals which we have been pursuing for some time. The first goal is to balance our sales to our original equipment highway vehicle markets with those to our diversified (off-highway, industrial and distribution) markets. In 1998, those sales were 56% and 44%, respectively. The second goal is to balance our U.S. and international sales, including sales of non-consolidated affiliates. In 1998, those sales were 59% and 41%, respectively. We will continue to measure the performance of our operations, review the structure of our organization and assess potential acquisitions, divestitures, joint ventures and other business alliances that may fit with these long term objectives.

                                USE OF PROCEEDS

     We plan to use the net proceeds from the sale of the notes to refinance interim financing arranged for the acquisition of the Glacier Vandervell bearings and AE Clevite aftermarket engine hard parts businesses and to refinance a portion of our other short-term debt. Currently the debt to be refinanced has an average weighted interest rate of 5.55%. The interim financing matures December 13, 1999.

                                 CAPITALIZATION

     The first table below summarizes our capitalization as of December 31, 1998, and our capitalization as adjusted to give effect to the notes (after discounts, commissions, fees and expenses of approximately $6.0 million). The second table presents the same information with Dana Credit Corporation, or DCC, a wholly-owned subsidiary, included on an equity basis. You should read this information in conjunction with the "Selected Financial Data" section and the financial statements and notes appearing elsewhere in this supplement or in the documents that we have incorporated by reference.

DANA AND CONSOLIDATED SUBSIDIARIES

                                                                DECEMBER 31, 1998
                                                              ---------------------
                                                               ACTUAL     PRO FORMA
                                                              --------    ---------
                                                                  (IN MILLIONS)
Short-term debt.............................................  $1,321.4    $  627.4
                                                              --------    --------

Long-term debt:
  Current portion of long-term debt.........................     376.7       376.7
  Other long-term debt......................................   1,717.9     1,717.9
  Notes offered hereby......................................        --       700.0
                                                              --------    --------
     Total long-term debt...................................   2,094.6     2,794.6
                                                              --------    --------

Shareholders' equity........................................   2,939.2     2,939.2
                                                              --------    --------
     Total capitalization...................................  $6,355.2    $6,361.2
                                                              ========    ========

DANA AND CONSOLIDATED SUBSIDIARIES
(INCLUDING DCC ON AN EQUITY BASIS)

                                                                DECEMBER 31, 1998
                                                              ---------------------
                                                               ACTUAL     PRO FORMA
                                                              --------    ---------
                                                                  (IN MILLIONS)
Notes payable, current:
  Current portion of long-term debt.........................  $  225.8    $  225.8
  Other.....................................................   1,167.5       473.5
                                                              --------    --------
     Total notes payable, current...........................   1,393.3       699.3
                                                              --------    --------

Long-term debt:
  Medium term loans.........................................     745.0       745.0
  Other long-term debt......................................     401.9       401.9
  Notes offered hereby......................................        --       700.0
                                                              --------    --------
     Total long-term debt...................................   1,146.9     1,846.9
                                                              --------    --------

Shareholders' equity........................................   2,939.2     2,939.2
                                                              --------    --------
     Total capitalization...................................  $5,479.4    $5,485.4
                                                              ========    ========

                            SELECTED FINANCIAL DATA

     The first table below summarizes selected financial information for Dana for the past five years. The second table presents the same information with DCC included on an equity basis. You should read this information in conjunction with the financial statements and notes appearing elsewhere in this supplement or in the documents that we have incorporated by reference.

DANA AND CONSOLIDATED SUBSIDIARIES

                                                              YEAR ENDED DECEMBER 31
                                             --------------------------------------------------------
                                               1994       1995        1996        1997        1998
                                             --------   ---------   ---------   ---------   ---------
                                                           (IN MILLIONS, EXCEPT RATIOS)
STATEMENT OF INCOME
Net sales..................................  $8,843.3   $10,471.7   $10,978.8   $11,911.0   $12,463.6
Revenue from lease financing and other
  income...................................     138.4       200.4       203.6       491.4       375.1
                                             --------   ---------   ---------   ---------   ---------
     Total revenue.........................   8,981.7    10,672.1    11,182.4    12,402.4    12,838.7
Cost of sales..............................   7,195.2     8,682.5     9,158.1    10,067.0    10,449.1
Selling, general and administrative
  expenses.................................   1,080.0     1,053.0     1,112.0     1,152.2     1,122.5
Restructuring and integration..............        --          --          --       327.6       117.7
Merger expenses............................        --          --          --          --        49.6
Interest expense...........................     136.9       190.8       203.5       251.4       279.6
                                             --------   ---------   ---------   ---------   ---------
     Income before income taxes............     569.6       745.8       708.8       604.2       820.2
Estimated taxes on income..................     214.3       259.1       238.5       293.8       315.6
                                             --------   ---------   ---------   ---------   ---------
     Income before minority interest and
       equity in earnings (losses) of
       affiliates..........................     355.3       486.7       470.3       310.4       504.6
Minority interest..........................     (30.2)      (40.4)      (32.8)      (22.4)       (7.9)
Equity in earnings (losses) of
  affiliates...............................      24.2        (3.5)       13.4        32.1        37.4
Effect of change in accounting for post-
  employment benefits......................       2.6          --          --          --          --
                                             --------   ---------   ---------   ---------   ---------
     Net income............................  $  351.9   $   442.8   $   450.9   $   320.1   $   534.1
                                             ========   =========   =========   =========   =========

BALANCE SHEET DATA
Cash and marketable securities.............  $  166.0   $   120.1   $   271.5   $   422.7   $   230.2
Total assets...............................   6,701.1     7,813.7     8,522.4     9,511.1    10,137.5
Total debt.................................   2,077.9     2,841.8     3,187.8     3,482.8     3,416.0
Deferred employee benefits.................   1,109.9     1,096.2     1,048.1     1,019.7     1,063.4
Shareholders' equity.......................   1,729.6     2,063.0     2,434.7     2,602.4     2,939.2

OTHER DATA
EBIT (1)...................................  $  706.5   $   936.6   $   912.3   $   855.6   $ 1,099.8
Depreciation and amortization..............     274.8       327.4       376.6       450.3       487.7
EBITDA(3)..................................     981.3     1,264.0     1,288.9     1,305.9     1,587.5
Capital expenditures.......................     412.8       513.7       469.0       579.1       661.4
Ratio of earnings to fixed charges (2).....       4.4x        4.3x        3.9x        3.1x        3.6x
Ratio of EBITDA to interest expense(3).....       7.2x        6.6x        6.3x        5.2x        5.7x
Total debt to EBITDA (3)...................       2.1x        2.2x        2.5x        2.7x        2.2x
Total debt to total capitalization (4).....        55%         58%         57%         57%         54%

---------------
Notes (1) through (4) are found starting on page S-6.

DANA AND CONSOLIDATED SUBSIDIARIES

(INCLUDING DCC ON AN EQUITY BASIS)

                                                              YEAR ENDED DECEMBER 31
                                             --------------------------------------------------------
                                               1994       1995        1996        1997        1998
                                             --------   ---------   ---------   ---------   ---------
                                                           (IN MILLIONS, EXCEPT RATIOS)
STATEMENT OF INCOME
Net sales..................................  $8,836.9   $10,470.3   $10,978.8   $11,911.0   $12,463.6
Other income (expense).....................      (1.1)       45.1        27.1       297.8        59.7
                                             --------   ---------   ---------   ---------   ---------
     Total revenue.........................   8,835.8    10,515.4    11,005.9    12,208.8    12,523.3

Cost of sales..............................   7,201.7     8,701.8     9,182.6    10,098.6    10,485.1
Selling, general and administrative
  expenses.................................     998.3       970.7     1,025.0     1,041.5       984.2
Restructuring and integration..............        --          --          --       327.6       117.7
Merger expenses............................        --          --          --          --        49.6
Interest expense...........................      77.8       120.0       129.1       172.6       188.9
                                             --------   ---------   ---------   ---------   ---------
     Income before income taxes............     558.0       722.9       669.2       568.5       697.8
Estimated taxes on income..................     211.8       258.8       226.7       286.1       277.7
                                             --------   ---------   ---------   ---------   ---------
     Income before minority interest and
       equity in earnings of affiliates....     346.2       464.1       442.5       282.4       420.1
Minority interest..........................     (30.2)      (40.4)      (32.8)      (22.4)       (7.9)
Equity in earnings of affiliates...........      33.3        19.1        41.2        60.1       121.9
Effect of change in accounting for post-
  employment benefits......................       2.6          --          --          --          --
                                             --------   ---------   ---------   ---------   ---------
     Net income............................  $  351.9   $   442.8   $   450.9   $   320.1   $   534.1
                                             ========   =========   =========   =========   =========
BALANCE SHEET DATA
Cash and marketable securities.............  $   96.8   $   108.4   $   267.9   $   410.3   $   226.6
Total assets...............................   5,663.7     6,707.6     7,299.4     8,146.7     9,051.5
Total debt.................................   1,110.7     1,784.4     2,023.1     2,196.0     2,540.2
Deferred employee benefits and other
  noncurrent liabilities...................   1,149.2     1,127.6     1,072.3     1,123.3     1,179.8
Shareholders' equity.......................   1,729.6     2,063.0     2,434.7     2,602.4     2,939.2

OTHER DATA
EBIT (1)...................................  $  635.8   $   842.9   $   798.3   $   741.1   $   886.7
Depreciation and amortization..............     227.8       269.0       315.1       380.6       395.9
EBITDA(3)..................................     863.6     1,111.9     1,113.4     1,121.7     1,282.6
Capital expenditures.......................     353.8       442.3       396.5       517.6       552.8
Ratio of earnings to fixed charges (2).....       5.8x        5.4x        4.7x        3.6x        4.3x
Ratio of EBITDA to interest expense(3).....      11.1x        9.3x        8.6x        6.5x        6.8x
Total debt to EBITDA(3)....................       1.3x        1.6x        1.8x        2.0x        2.0x
Total debt to total capitalization (4).....        39%         46%         45%         46%         46%

---------------

(1) EBIT represents earnings before interest expense, estimated taxes on income, minority interest, equity in earnings (losses) of affiliates and the effects of changes in accounting principles, and is not intended to represent an alternative to operating income (as defined in accordance with generally accepted accounting principles, "GAAP") as an indicator of our operating performance or as an alternative to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. We believe that EBIT divided by interest expense is a meaningful measure of performance because it is commonly used in our industry to analyze operating performance, leverage and liquidity. We understand that while EBIT is frequently used to analyze companies, EBIT as presented here is not necessarily comparable to what other companies state as "EBIT" because of potential inconsistencies in the method of calculation.

(2) These ratios were computed by dividing earnings by fixed charges. For this purpose, "earnings" consist of income from continuing operations before taxes, distributed income of affiliates accounted for on the equity method of accounting, fixed charges (excluding capitalized interest) and income of majority-owned subsidiaries with fixed charges, and "fixed charges" consist of interest on indebtedness and that portion of rental expense (one third) which we believe to be representative of interest.

(3) EBITDA represents earnings before interest expense, estimated taxes on income, minority interest, equity in earnings (losses) of affiliates and the effects of changes in accounting principles plus depreciation and amortization, and is not intended to represent an alternative to operating income (as defined in accordance with GAAP) or as an alternative to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. We believe that EBITDA divided by total interest expense and total debt divided by EBITDA are meaningful measures of performance because they are commonly used in our industry to analyze operating performance, leverage and liquidity. We understand that while EBITDA is frequently used to analyze companies, EBITDA as presented herein is not necessarily comparable to what other companies state as "EBITDA" because of potential inconsistencies in the method of calculation.

(4) Total debt to total capitalization represents (i) total debt, divided by
    (ii) total debt plus shareholders' equity.

                                    BUSINESS

GLOBAL ORGANIZATION

     We have organized our operations into seven market-focused Strategic Business Units, or SBUs, as follows:

     Automotive Systems Group -- This group serves the world's light truck and passenger car markets with Spicer(R) light duty axles and driveshafts, Parish(R) structural products (such as engine cradles and frames), transfer cases, original equipment brakes and integrated modules and systems. The group has 82 facilities and 21,100 people in 20 countries. In 1998, its sales were $4.3 billion and its three largest customers were DaimlerChrysler AG, Ford Motor Company and General Motors Corporation.

     Automotive Aftermarket Group -- Created in 1998 as one of our strategic initiatives to realign our operations following the Echlin merger, this group sells hydraulic brake components and disc brakes for light vehicle applications, external engine components for the vehicle maintenance and repair markets and a complete line of filtration products for a variety of vehicle and industrial equipment applications worldwide. In addition, it sells electrical, brake, power transmission, steering and suspension systems components in the United Kingdom and continental Europe. The group has 175 facilities and 27,000 people in 24 countries. In 1998, its sales were $2.8 billion and its three largest customers were National Automotive Parts Association or NAPA, Carquest Corporation and Pep Boys Manny Moe & Jack.

     Engine Systems Group -- This group serves the automotive, heavy truck, agricultural, construction, mining, aeronautical, marine, railway, motorcycle and industrial markets (including nearly every major engine manufacturer in the world and related aftermarkets) with Victor Reinz(R) sealing products, Perfect Circle(R) engine parts, Sealed Power(R) piston rings, cylinder liners and camshafts and Echlin fluid system products. The group has 116 facilities and 20,500 people in 19 countries. In 1998, its sales were $2.0 billion and its three largest customers were Ford, General Motors and DaimlerChrysler.

     Heavy Truck Group -- This group, a major global supplier to the medium and heavy truck markets, produces Spicer(R) heavy axles and brakes, trailer products, medium and heavy duty driveshafts and Chelsea(R) power take-off units and commercial vehicle systems. It also assembles modules and systems for heavy trucks. The group has 47 facilities and 6,500 people in 9 countries. In 1998, its sales were $1.6 billion and its three largest customers were Mack Trucks, Inc., PACCAR Inc and Navistar International Transportation Corp.

     Off-Highway Systems Group -- This group produces Spicer(R) axles and brakes, transaxles, power-shift transmissions, torque converters and electronic controls and Gresen(R) hydraulic pumps, motors, valves, filters and electronic components for the construction, agriculture, mining, specialty chassis, outdoor power, materials handling, forestry and leisure utility equipment markets. The group has 18 facilities and 4,500 people in 8 countries. In 1998, its sales were nearly $900 million and its three largest customers were Agco Corporation, Caterpillar Inc. and Case Corporation.

     Industrial Group -- Our most diverse core business, this group sells products and systems that drive and control motion, including Warner Electric(R) clutches, brakes, linear actuators, motors and controls, Boston(R) hose products, Weatherhead(R) couplings and a wide range of electric and electronic sensors. The group serves worldwide markets for industrial machinery processing equipment, machine tools and business machines, as well as the communication, information processing, transportation, agriculture, construction, mining, chemical, petroleum and automotive industries. It has 47 facilities and 6,000 people in 16 countries. In 1998, its sales were over $700 million and its three largest customers were Ford, NAPA and Motion Industries, Inc.

     Leasing Services -- Dana Credit Corporation and its subsidiaries provide leasing services to selected markets in the U.S., Canada, the United Kingdom and continental Europe. DCC's key products are middle ticket and capital markets leasing and finance products and asset and real property management. In the fourth quarter of 1998, DCC sold its Technology Leasing Group, which provided lease financing for personal computers and small office equipment, to Heller Financial, Inc.

PRODUCTS

     As a result of our internal development and acquisition activities in the past several years, we now have ten core products and services. During the past three years, our sales by core product were as follows:

                                                             PERCENTAGE OF
                                                           CONSOLIDATED SALES
                                                          --------------------
TYPE OF PRODUCTS                                          1996    1997    1998
----------------                                          ----    ----    ----
Axle....................................................   24%     25%     32%
Engine..................................................   10      10      10
Brake...................................................    9      10      10
Driveshaft..............................................    9       9       9
Fluid System............................................    6       7       7
Structural..............................................    6       7       6
Industrial..............................................    7       6       6
Sealing.................................................    5       5       5
Filtration..............................................    4       4       4
                                                          ---     ---     ---
          Subtotal......................................   80%     83%     89%
Others..................................................   20      17      11
                                                          ---     ---     ---
          Total.........................................  100%    100%    100%
                                                          ===     ===     ===

     We do not consider our leasing service revenue to be sales and none of our other products are core or account for 10% of sales.

SELECTED INTERNATIONAL INFORMATION

     Our international subsidiaries and affiliates manufacture and sell a number of vehicular and industrial products which are similar to those that we produce in the United States. Our Strategic Business Units operate globally, and we support them with administrative organizations in North America, Europe, South America and Asia/Pacific. These regional organizations facilitate financial and statutory reporting and tax compliance on a worldwide basis. In 1998, our international sales were $3.7 billion, international net income was $180.5 million and equity in earnings from international affiliates was $30.4 million.

COMPETITION

     We compete worldwide with a number of other manufacturers and distributors which produce and sell similar products. These competitors include vertically-integrated units of our major OE (original equipment) customers and a number of independent U.S. and non-U.S. suppliers. Our traditional U.S. OE customers, facing substantial foreign competition in the past few years, have expanded their worldwide sourcing of components in order to better compete with lower cost imports. In addition, these customers have been shifting research and development, design and validation responsibilities to their Tier 1 suppliers, focusing on stronger relationships with fewer suppliers. We have established operations throughout the world to enable us to meet these competitive challenges and be a strong global supplier of our core products.

     In the area of leasing services, we compete in selected niche markets with various international, national and regional leasing and finance organizations.

CUSTOMERS

     We have thousands of customers worldwide and enjoy long-standing business relationships with many of them. Only two customers, Ford and DaimlerChrysler (including their global subsidiaries and affiliates), accounted for more than 10% of our consolidated net sales in 1998. Our sales to Ford were 14% of our consolidated sales in 1996, 15% in 1997 and 15% in 1998. Our sales to DaimlerChrysler were 11%, 11% and 13% of our consolidated sales in those years. The loss of all or a substantial portion of our sales to these customers, or to other major vehicle manufacturers, would have a significant adverse effect on our financial results until the lost sales volume could be replaced. There would be no assurance, in such event, when or if the lost volume would be replaced.

RESEARCH AND DEVELOPMENT

     Our objective is to provide our vehicular and industrial customers with technologically advanced products and systems at competitive prices. To enhance quality and reduce costs, we use statistical process control, cellular manufacturing, flexible regional production and assembly, global sourcing and extensive employee training.

     In addition, we engage in ongoing engineering, research and development activities to improve the reliability, performance and cost-effectiveness of existing products and to design and develop new products for existing and new applications. Our spending on engineering, research and development and quality control programs was $212.0 million in 1996, $248.4 million in 1997 and $274.9 million in 1998. We currently have 70 technology centers dedicated to engineering and product development activities throughout the world. Our research and engineering people work closely with many of our OEM customers on special product and system designs in order to promote efficiency, reduce development costs and enhance customer relationships.

MANUFACTURING, FACILITIES AND EMPLOYMENT

     As shown in the following table, we have over 500 manufacturing, distribution and service branch or office facilities worldwide. We own the majority of our manufacturing and larger distribution facilities for vehicular and industrial products. We lease a few manufacturing facilities and most of our smaller distribution outlets and financial services branches and offices.

                                                      FACILITIES BY REGION AT DECEMBER 31, 1998
                                                   ------------------------------------------------
                                                    NORTH                SOUTH      ASIA/
TYPE OF FACILITY                                   AMERICA    EUROPE    AMERICA    PACIFIC    TOTAL
----------------                                   -------    ------    -------    -------    -----
Manufacturing....................................    189        79        37          7        312
Distribution.....................................     59        22        13         20        114
Service Branches, Offices........................     55        10         6          8         79
                                                     ---       ---        --         --        ---
     Total.......................................    303       111        56         35        505
                                                     ===       ===        ==         ==        ===

     Worldwide, our employment is 86,400 people. Within the United States, we have over 47,100 employees, of whom approximately 31% are unionized.

                            DESCRIPTION OF THE NOTES

     The notes will be unsecured general obligations of Dana, ranking on a parity with all our other unsecured and unsubordinated indebtedness which may be outstanding from time to time. The "Description of Debt Securities" section in the accompanying prospectus (including the covenants and the discharge and defeasance provisions of the Indenture described therein) will apply to the notes offered in this supplement, except as otherwise provided below or in the
Indenture and the Second Supplemental Indenture dated March   , 1999,
designating the notes.

GENERAL

     The notes will be limited to $          in aggregate principal amount. The
2009 notes will be limited to $          in aggregate principal amount, will
mature on March 1, 2009, and will bear interest at the rate of      % per annum.
The 2029 notes will be limited to $          in aggregate principal amount, will
mature on March 1, 2029, and will bear interest at the rate of      % per annum.

     Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months, from the date of issuance or the most recent date on which interest has been paid or for which interest has been provided. Interest will be payable semi-annually on March 1 and September 1, commencing September 1, 1999, to the persons in whose names the notes are registered at the close of business on February 15 or August 15, as the case may be, preceding such interest payment date. We will pay interest on any overdue principal and (to the extent that payment of such interest is enforceable under applicable law) on any overdue installment of interest at a rate of 1.00% per annum above the coupon rate for each note, compounded semi-annually.

     The notes will not be convertible into or exchangeable for our common or preferred stock, will not be entitled to the benefit of any sinking fund and will not be listed on any securities exchange.

BOOK-ENTRY SYSTEM, FORM AND DELIVERY

     We will issue the notes in the form of one or more "global securities" which will be registered in the name of a nominee of The Depository Trust Company. For more detail on the global securities, see the "Description of Debt Securities -- Global Securities" section in the accompanying prospectus. We will issue the notes in denominations of U.S. $1,000 and integral multiples of U.S. $1,000. The underwriters will pay for the notes in immediately available funds. We will make all payments of principal and interest on the notes in immediately available funds so long as the notes are maintained in book-entry form.

     The Depository Trust Company will trade the notes in its "Same-Day Funds Settlement System" and will require that any secondary trading activity in the notes settle in immediately available funds. We can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

OPTIONAL REDEMPTION

     We will have the right to redeem the notes at any time, in whole or in part, upon at least 30 calendar days' notice by mail. We will pay a redemption price equal to the sum of the principal amount of the notes being redeemed (plus any interest that accrued before the redemption date) and any "make-whole amount" (as described below) with respect to the notes. Interest installments on a note specified to be due on or before such redemption date will be payable to the holders of record on the relevant record date.

     The make-whole amount means the amount by which (1) the aggregate present value (as of the redemption date) of the principal being redeemed and the remaining payments of interest (excluding the interest that accrued before the redemption date) payable on that principal had the redemption not been made, determined by discounting the principal and interest on a semi-annual basis at the "reinvestment rate" (as described below) from the dates on which the principal and interest would have been payable to the redemption date, exceeds
(2) the aggregate principal amount of the notes being redeemed.

     The reinvestment rate is determined on the third business day before the notice of redemption is given to participants and is equal to the "Treasury
Yield" plus      % for the 2009 notes and      % for the 2029 notes.

     The Treasury Yield means the yield on Treasury securities at a constant maturity corresponding to the remaining life to the stated maturity (as of the redemption date, rounded to the nearest month) of the principal being redeemed. The Treasury Yield will equal the arithmetic mean of the yields published in the statistical release (identified below) under the heading "Week Ending" for "U.S. Government Securities -- Treasury Constant Maturities" with a maturity equal to such remaining life. If no published maturity exactly corresponds with such remaining life, then we will interpolate or extrapolate the Treasury Yield on a straight-line basis from the arithmetic mean of the yields for the next shortest and next longest published maturities.

     The statistical release is the release designated "H.15 (519)" or any successor publication published weekly by the Board of Governors of the Federal Reserve System which reports yields on actively traded United States government securities adjusted to constant maturities. If no statistical release is published at the time of any redemption of the notes or if the format or content of the statistical release changes so as to preclude a determination of the Treasury Yield in the above manner, we will designate a reasonably comparable index. For calculating the reinvestment rate, we will use the most recent statistical release published before the date of determination of the make-whole amount.

     If fewer than all the notes are to be redeemed, the Trustee will select the particular notes or portions of the particular notes to be redeemed from the outstanding notes not previously called by such method as it deems fair and reasonable. The aggregate principal amounts to be redeemed must equal $1,000 or any integral multiple thereof. The Trustee's selection must be made 30 to 60 days before the redemption date.

                                  UNDERWRITING

     Subject to the Terms Agreement dated March   , 1999, these underwriters
have agreed to purchase, and we have agreed to sell, the following principal amounts of the notes:

                                               PRINCIPAL AMOUNT    PRINCIPAL AMOUNT
                                                OF 2009 NOTES       OF 2029 NOTES
                 UNDERWRITER                   ----------------    ----------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated....................
BT Alex. Brown Incorporated..................
Deutsche Bank Securities Inc.................
Donaldson, Lufkin & Jenrette Securities
  Corporation................................
First Chicago Capital Markets, Inc...........
J.P. Morgan Securities Inc. .................
Lehman Brothers Inc..........................
Morgan Stanley & Co. Incorporated............
NationsBanc Montgomery Securities LLC........
Salomon Smith Barney Inc.....................
                                                   --------            --------
             Total...........................
                                                   ========            ========

     The Terms Agreement provides that the underwriters' obligation to pay for and accept delivery of the notes is subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters must take and pay for all of the notes if any are taken.

     The underwriters have advised us that they will initially offer the notes to the public at the applicable public offering price set forth on the cover of this prospectus supplement, and to certain dealers at such price less
concessions not in excess of   % of the aggregate principal amount of the 2009
notes and   % of the aggregate principal amount of the 2029 notes. The underwriters may allow, and such dealers may reallow, discounts not in excess of
  % of the aggregate principal amount of the 2009 notes and   % of the aggregate
principal amount of the 2029 notes to certain other dealers. After the initial public offering of the notes, the public offering price, concession and discount may be changed.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     We do not intend to list the notes on any national securities exchange, but have been advised by the underwriters that they presently intend to make a market in the notes as permitted by applicable laws and regulations. However, the underwriters are not obligated to make a market in the notes, and they may discontinue such market-making at any time at their sole discretion. Accordingly, we can give no assurance as to the liquidity of or trading markets for the notes. The underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

     To facilitate the offering of the notes, the underwriters may (but are not required to) engage in transactions that stabilize, maintain or otherwise affect the note prices, including bidding for and purchasing the notes in the open market. These activities may stabilize or maintain the market prices for the notes above market levels. Such transactions, if commenced, may be discontinued at any time.

     All the underwriters or their affiliates provide investment banking and/or commercial banking services to us from time to time. As stated in the "Use of Proceeds" section, a portion of the net proceeds will be used to repay the interim financing associated with the acquisition of the Glacier Vandervell bearings and the AE Clevite aftermarket engine hard parts businesses. The commercial banking affiliates of Deutsche Bank Securities Inc., First Chicago Capital Markets, Inc., NationsBanc Montgomery Securities LLC and Salomon Smith Barney Inc. participated in providing the interim financing and, accordingly, may each receive in excess of 10% of the net proceeds from this offering. As such, this offering is being conducted pursuant to the provisions of Rule 2710(c)(8) and Rule 2720(c)(3)(c) of the National Association of Securities Dealers Conduct Rules.

                                 LEGAL MATTERS

     Certain legal matters in connection with the sale of the notes, including with respect to their legality, will be passed upon for us by Rosenman & Colin LLP, 575 Madison Avenue, New York, New York 10022 and for the underwriters by Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019. Wachtell, Lipton, Rosen & Katz performs legal services for us from time to time as well.

PROSPECTUS

DANA CORPORATION
4500 Dorr Street
Toledo, Ohio 43615
(419) 535-4500

                                  $750,000,000

                                  COMMON STOCK
                                DEBT SECURITIES

-------------------------------------------------------------------------------
  We will provide specific terms of these securities in supplements to this prospectus.
You should read this prospectus and any supplements carefully before you invest.
-------------------------------------------------------------------------------

The common stock is listed on the New York, Pacific and London Stock Exchanges under the symbol "DCN."

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                   This prospectus is dated December 30, 1998

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC") using a "shelf" registration process. Under this process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $750,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell any of these securities, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The supplement may also add, update or change the information contained in this prospectus. You should read this prospectus and the supplements together with the additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. These filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Rooms in Washington, D.C., New York, New York and Chicago, Illinois. The Public Reference Room in Washington, D.C. is located at 450 Fifth Street, N.W. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms.

     Our common stock is listed on the New York Stock Exchange, 20 Broad Street, New York, New York 10005; The Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104; and The International (London) Stock Exchange, London EC2N 1HP. Reports, proxy statements and other information concerning Dana can be reviewed at these exchanges.

     The SEC allows us to incorporate into this prospectus information that we have filed with it or will file in the future. This means that we can disclose important information to you by referring you to our SEC filings. Information that we file later with the SEC will automatically update and supersede the information in this prospectus. We are incorporating into this prospectus the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we have sold all of the securities:

     - Our Annual Report on Form 10-K for the year ended December 31, 1997 (except for the consolidated financial statements for the three years then ended, which we are incorporating instead by reference to our Current Report on Form 8-K filed on November 10, 1998);

     - Our Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30 (which contain information that has not been restated as a result of our merger with Echlin Inc., effective as of July 9, 1998) and September 30, 1998;

     - Our Current Reports on Form 8-K, filed on May 4, July 9, September 3 (Form 8-K/A), September 18 and November 10, 1998;

     - The description of our common stock contained in Form 8-A dated on or about July 12, 1946, and all amendments thereto and reports filed for the purposes of updating such description; and

     - The description of our preferred share purchase rights contained in Form 8-A, dated May 1, 1996.

     You may request a copy of these filings at no cost, by writing or telephoning:

          Martin J. Strobel
          Secretary
          Dana Corporation
          P.O. Box 1000
          Toledo, Ohio 43697
          (419) 535-4500

     As noted above, we have also filed a registration statement with the SEC under the Securities Act of 1933 to register the securities covered by this prospectus. You should read that registration statement for additional information about Dana and the securities.

     You should rely only on the information contained in this prospectus, any supplement to it and the SEC filings that we have incorporated by reference. We have not authorized anyone else to provide you with different information. We are not offering the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                                  THE COMPANY

     Dana Corporation was founded in 1904 as the first supplier of universal joints to the automotive industry. Today, we are an international leader in the design, manufacture and marketing of a broad range of products for worldwide vehicular and industrial markets. References to Dana in this prospectus include our consolidated subsidiaries unless the context indicates otherwise.

     In the vehicular market, we sell original equipment and aftermarket components and assemblies for light, medium and heavy trucks, sport utility vehicles, trailers, vans and automobiles. Our products include:

     - drivetrain components, including axles, driveshafts and structural components;

     - engine parts, including gaskets and sealing systems, piston rings, condensers, distributors, ignition coils, and filtration products;

     - structural components, including vehicle frames, engine cradles and rails;

     -  chassis products, including steering and suspension components;

     - brake parts, including hydraulic brake master cylinders, new and remanufactured brake shoes, drums, and disc pads; and

     - other parts manufactured primarily for original equipment manufacturers, including power steering pumps, coupled hose systems and heavy duty windshield wiper systems.

     In the industrial market, we sell products for off-highway vehicle and stationary equipment applications. These include components for industrial power transmission products (such as electrical and mechanical brakes and clutches, drives and motion control devices) and components for fluid power systems (such as pumps, cylinders and control valves).

     In addition, through our subsidiary Dana Credit Corporation, we provide leasing and financial services to selected markets in North America and Europe.

     In July 1998, we merged one of our subsidiaries with Echlin Inc., another worldwide supplier of automotive products. Before the merger, we had reported sales of $8.3 billion for 1997. Because we are accounting for the merger as a pooling of interests, we now report combined 1997 sales of $11.9 billion. Unless otherwise indicated, the information in this prospectus describes the combined entity.

     The Echlin merger was one of a series of steps we have taken in the past two years to focus on and strengthen our core products and businesses. During that period, we completed strategic acquisitions of operations with annualized sales of $4.9 billion, including the Clark-Hurth Components assets of Ingersoll-Rand Company, the Sealed Power Division of SPX Corporation, the heavy axle and brake business of Eaton Corporation, and Echlin. We also completed significant restructuring and rationalization, including the sale of our European distribution operations and other operations not core to our business.

     These actions have helped us toward two goals which we have been pursuing for some time. First, we have increased the portion of our sales represented by non-highway vehicle production for original equipment manufacturers and are closer to a balance between our sales to vehicle original equipment manufacturers (now approximately 55%) and our sales to the distribution, off-highway, service and industrial markets (now approximately 45%). Second, we have improved the balance between our U.S. and international sales and now obtain approximately 36% of our sales (including exports) from customers outside the U.S.

     We expect the Echlin merger to support our growth objectives in other respects as well. With aftermarket brake parts, we believe we have a product that has above-industry growth prospects because of superior performance (due to new technology and materials) and a shorter product life than traditional brake components. Our leading portfolio of branded products will be especially important for our entry into emerging international markets. And, we can now integrate brake system components, vehicle fluid handling systems and electronic ignition and engine management systems with our drivetrain and engine systems product lines.

     To serve our global markets, we have seven strategic business units -- Automotive Systems Group, Automotive Aftermarket Group, Engine Systems Group, Heavy Truck Group, Off-Highway Systems Group, Industrial Group and Dana Commercial Credit -- and regional administrative organizations in North America, Europe, South America and Asia/Pacific.

                                USE OF PROCEEDS

     We currently plan to issue unsecured senior debt in the public market in the first quarter of 1999 and to use the net proceeds from the sale to refinance bridge financing arranged for the acquisition of the Glacier Vandervell bearings and AE Clevite aftermarket engine hard parts businesses and to refinance a portion of our short term debt.

     We plan to use the net proceeds from any other securities which we sell under this prospectus for general corporate purposes, including working capital, capital expenditures, acquisitions, and the repayment or refinancing of debt. Each time we sell any of the securities, we will provide a supplement containing information about how we intend to use the net proceeds from that particular sale.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following are our consolidated ratios of earnings to fixed charges for the periods indicated:

                                                                                     NINE MONTHS
                                                                                        ENDED
                                                    YEAR ENDED DECEMBER 31           SEPTEMBER 30
                                             ------------------------------------    ------------
                                             1993    1994    1995    1996    1997    1997    1998
                                             ----    ----    ----    ----    ----    ----    ----
Consolidated ratio of earnings to fixed
  charges..................................  3.0x    4.4x    4.3x    3.9x    3.1x    3.1x    3.7x

     We computed these ratios by dividing our earnings by our fixed charges. For this purpose, "earnings" means income from continuing operations before taxes, distributed income of less than 50% owned affiliates, fixed charges (excluding capitalized interest) and income of majority-owned subsidiaries with fixed charges, and "fixed charges" means interest on indebtedness and that portion of rental expense (one third) which we believe to be representative of interest.

                          DESCRIPTION OF CAPITAL STOCK

     The following is a summary only. For more detailed information, see our Restated Articles of Incorporation, By-Laws, and, with respect to the preferred share purchase rights, our Rights Agreement. Copies of these documents have been filed with the SEC.

COMMON STOCK

     Under our Restated Articles of Incorporation, we are authorized to issue 350,000,000 shares of common stock with a $1 par value. Currently, we have approximately 165,500,000 shares of common stock issued and outstanding, and approximately 15,200,000 shares reserved for issuance under our various employee and director stock plans. The shares of common stock currently outstanding are fully paid and non-assessable. Any shares offered under a supplement to this prospectus will also be fully paid and non-assessable upon our receipt of full consideration for the shares.

     Our common stockholders are entitled to receive dividends in such amounts per share as our Board of Directors may declare.

     They are also entitled to one vote per share on all matters submitted to a vote of the stockholders. The common stock is the only voting class of our capital stock of which shares are currently issued and outstanding. As these shares do not carry cumulative voting rights in electing directors, if there is a quorum present or represented at a meeting at which directors are to be elected, the holders of more than 50% of the shares voting will elect all of the directors and the holders of less than 50% of the shares voting will not elect any directors.

     If Dana is liquidated or dissolved for any reason, our common stockholders will receive equal shares of our assets which are available for distribution to them after payment of all of our liabilities and any liquidation preferences granted to our preferred stockholders.

     Our common stock is not convertible, does not have any sinking fund, preemptive or other subscription rights, and is not subject to redemption.

PREFERRED STOCK

     Under our Restated Articles of Incorporation, we are authorized to issue up to 5,000,000 shares of preferred stock. There is currently no preferred stock outstanding.

     Our Board of Directors has the authority:

     -  to issue preferred stock in one or more series;

     - to fix the number of shares of each series, its particular designation, its liquidation preference, and the rate of dividends to be paid; and

     - to determine whether dividends will be cumulative, whether shares of the series will have voting rights or be redeemable, and whether the particular series will be entitled to a sinking fund or to conversion rights.

     If we issue preferred stock, the amount of funds available for the payment of dividends on our common stock will be reduced by the dividend obligation that the Board fixes for the preferred stock. Our preferred stockholders will also have preferential treatment over our common stockholders in the event of Dana's liquidation. When issuing preferred stock, our Board may grant voting rights to the preferred stockholders which dilute the voting power of the common stockholders.

JUNIOR PARTICIPATING PREFERRED STOCK AND PREFERRED SHARE PURCHASE RIGHTS

     In connection with our Rights Agreement, dated April 25, 1996, our Board authorized the creation of a Series A junior participating preferred stock.

     The number of shares constituting this series of junior preferred stock is 1,000,000. Shares of this series are issuable only upon the exercise of preferred share purchase rights, in the amount of one purchase right for each share of our common stock. Subject to the provisions of the Rights Agreement, until the earlier of July 25, 2006, or the redemption of the purchase rights, the holder of each purchase right is entitled to buy one 1/1000th of a share of the junior preferred stock at an exercise price of $110, subject to adjustment. The purchase rights are redeemable at a price of $0.01 each at any time before any person or entity acquires beneficial ownership of 15% or more of our outstanding common stock. If any person (or entity) announces that he (or it) has acquired beneficial ownership of 15% or more of our common stock or commences, or announces an intention to commence, an offer which would result in his (or its) beneficially owning 15% or more of our common stock, separate certificates for the purchase rights will be mailed to our common stockholders and the purchase rights will become exercisable and transferable apart from the common stock.

     If, without the approval of our Board, Dana is acquired in a merger or similar transaction or 50% of our assets or earning power are transferred to another company, the holder of each purchase right may purchase a number of shares of the acquiring company's common stock with a market price equal to twice the current exercise price of the purchase right. If 15% (but less than 50%) of our common stock is acquired by any person or entity, our Board may exchange each purchase right for one share of our common stock. In these situations, the purchase rights owned by any person or entity holding 15% or more of our common stock become void and cannot be exercised.

     If issued, the junior preferred stock will be entitled to a cumulative preferential quarterly dividend per share equal to the greater of $10 or 100 times the dividend declared on shares of our common stock. The junior preferred stock is redeemable in whole at our option at a cash price per share of the greater of $100 or 100 times the current market price (as defined in the Rights Agreement) of our common stock. If Dana is liquidated, the junior preferred stockholders will be entitled to receive an amount equal to accrued and unpaid dividends plus an amount per share equal to the greater of $100 or 100 times the payment made per share to our common stockholders. Each share of junior preferred stock will be entitled to 100 votes, voting together with the common stockholders on all matters submitted to the vote of stockholders. In the event of any merger, consolidation or other transaction in which common stock is exchanged, the holder of each share of junior preferred stock will be entitled to receive 100 times the amount and type of consideration paid per share of our common stock. The rights of the junior preferred stockholders as to dividends and liquidations, their voting rights, and their rights in the event of mergers and consolidations, are protected by customary anti-dilution provisions.

     The purchase rights have anti-takeover effects. Among other things, they may cause substantial dilution to a person or group that attempts to acquire Dana on terms not approved by our Board, except pursuant to an offer conditioned on a substantial number of purchase rights being acquired. The purchase rights should not interfere with any merger or other business combination approved by our Board before any person or entity has acquired ownership of 15% or more of our common stock.

VIRGINIA LAW

     Dana Corporation is a Virginia corporation and is subject to Article 14 (the "Affiliated Transactions Statute") and Article 14.1 (the "Control Share Statute") of the Virginia Stock Corporation Act.

     Pursuant to the Affiliated Transactions Statute, a Virginia corporation may not engage in an affiliated transaction with a 10% stockholder or his affiliates for three years following the 10% acquisition unless the transaction is approved by a majority of the disinterested directors of the corporation and two-thirds of the shares not owned by the 10% holder. An affiliated transaction means one of the following transactions that has not been approved previously by the corporation's board of directors: a merger, a share exchange, a sale of assets with a fair market value in excess of 5% of the corporation's consolidated net worth, a dissolution of the corporation and certain securities transactions. The 10% holder may effect an affiliated transaction after the three-year period only if (i) the transaction is approved by two-thirds of the shares not owned by such holder or a majority of the disinterested directors or (ii) the aggregate consideration to be paid in the transaction meets certain fair price criteria. A corporation may opt out of this provision by an amendment to its articles of incorporation or by-laws approved by the majority of the outstanding shares of stock not owned by the 10% holder. Dana has not opted out of this provision.

     Pursuant to the Control Share Statute, if a person acquires shares entitled to vote on the election of directors within one of the ranges set by the statute (20% or more and less than one-third, one-third or more but less than a majority, or a majority), that person automatically loses the right to vote the shares that fall within such range. The affected person can demand a meeting of stockholders to vote on whether his disqualified shares will have voting rights. The voting rights of the disqualified shares can be restored by the affirmative vote of a majority of "disinterested shares" at such a stockholders meeting. "Disinterested shares" means all outstanding shares except those held by the affected person and by the corporation's officers and employee-directors. A corporation can opt out of the Control Share Statute by amendment to its articles or by-laws, and Dana has done so.

                         DESCRIPTION OF DEBT SECURITIES

     The following is a summary of the material terms under which we expect to offer our debt securities. The terms of the particular debt securities offered by any supplement will be contained in that supplement.

GENERAL

     The debt securities will be issued under the Indenture for Senior Securities dated as of December 15, 1997, between Dana and Citibank, N.A., the Trustee, any supplements to that indenture, and any succeeding indenture(s) and supplement(s) between Dana and Citibank, N.A. The terms of the debt securities will include those stated in the applicable indenture and supplement and those made a part of the indenture by reference to the Trust Indenture Act of 1939.

     The indenture provides for the issuance of our debt securities in an unlimited amount from time to time in one or more series. The indenture does not limit the amount of debt, either secured or unsecured, which we may issue under the indenture or otherwise.

     The prospectus supplement relating to any particular debt securities offered will describe the following terms:

     -  the title of the securities;

     - the price (expressed as a percentage of the aggregate principal amount) at which the securities will be issued;

     -  any limit upon the aggregate principal amount of the securities;

     - the date(s) on which the securities will mature and any provisions for extending such date(s);

     - the rate(s) (which may be fixed or variable) per annum at which the securities will bear interest (if any), or the manner in which such rate(s) will be determined;

     - the date(s) from which any interest will accrue and on which such interest will be payable, and any regular record dates for determining the holders to whom such interest will be payable;

     - the place(s) where the principal of and any premium and interest on the securities will be payable;

     - any obligation or right which we may have to redeem, repurchase or repay any or all of the securities under any sinking fund or like provisions, at our option or that of the holders, and the price(s) at which, period(s) within which, and terms upon which the securities will be redeemed, repurchased or repaid under such obligation;

     - the denominations in which the securities will be issued (if other than U.S. $1,000 and any integral multiple thereof);

     - the currency or composite currency in which payment of the principal of and any premium and interest on the securities will be payable (if other than United States currency);

     - whether the securities will be issued in the form of one or more permanent global securities (as defined below) and, if so, the identity of the depository for the same;

     - the portion of the principal amount of the securities which will be payable upon declaration of the acceleration of its maturity (if other than the principal amount);

     - any additions to or changes in the covenants or events of default set forth below which will apply to the securities;

     -  any conversion or exchange provisions; and

     - any other terms of the securities (which terms will be consistent with the applicable indenture).

     Unless otherwise set forth in the applicable prospectus supplement, the debt securities will be issued only in fully registered form without coupons, in denominations of U.S. $1,000 or any integral multiple thereof (or comparable integral multiples in foreign currency). If the securities are offered or payable in any foreign currency, the supplement will contain relevant information about the foreign currency units, restrictions, elections, tax consequences, and any other special information about the securities.

     If the debt securities are issued at a discount from their principal amount, the supplement will describe any relevant federal income tax or other special considerations.

     Unless otherwise set forth in the supplement, the principal of and any premium and interest on the debt securities will be payable, and the exchange and transfer of the securities will be registerable, at the office of the Trustee or any other office or agency which we maintain for such purpose, subject to any limitations in the indenture. No service charge will be made for any registration of transfer or exchange of the securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection with the transfer or exchange.

RANKING

     We currently intend to issue the debt securities as unsecured and unsubordinated debt ranking "pari passu" (of the same ranking or priority) with all other unsecured and unsubordinated debt of Dana.

     If we decide to issue any or all of the securities as subordinated debt securities, the prospectus supplement will set forth the terms of any indenture that may apply and the rights of the holders of such subordinated debt securities.

CONVERSION AND EXCHANGE

     If the debt securities are convertible into or exchangeable for common stock, preferred stock, property or cash, the prospectus supplement will set forth the terms of conversion or exchange, including whether such conversion or exchange is mandatory or at our option or that of the holders. If applicable, the supplement will also set forth the factors and time for calculating the number of shares of common stock or preferred stock to be received by the holders of the debt securities upon conversion or exchange.

GLOBAL SECURITIES

     We may issue any or all of the debt securities in the form of "global securities" (securities in which designated participants have beneficial ownership interests but which are held and registered in the name of a depository or its nominee).

     While the identity of the depository and the specific terms of the depository arrangement for any series of debt securities will be described in the prospectus supplement, we anticipate that the following provisions will apply to all depository arrangements.

     Upon the issuance of a global security, the depository or nominee will credit the principal amount of the debt securities represented by the global security on its book-entry registration and transfer system. Such accounts will be designated by the underwriters or agents or by Dana if we are offering the debt securities directly.

     Ownership of beneficial interests in the global security will be limited to the designated participants and persons that may hold interests through such participants. Such ownership will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depository or nominee (with respect to interests of the participants) and records of the participants (with respect to interests of persons other than the participants).

     The laws of some states may require that certain purchasers of securities take physical delivery of the securities in definitive form (that is, in the form of certificates registered in their names), and such laws may impair the ability to transfer beneficial interests in a global security.

     So long as either the depository or the nominee is the registered owner of the global security, it will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture.

     Except as provided below, owners of beneficial interests in the global security will not be entitled to have the debt securities registered in their names, will not receive or be entitled to receive physical delivery of securities in definitive form, and will not be considered the owners or holders of the securities under the applicable indenture.

     The principal of and any premium and interest on the debt securities registered in the name of the depository or the nominee will be paid to it as the registered owner of the global security. Dana, the Trustee, the paying agent(s) and the registrar(s) for the debt securities will have no responsibility or liability for the records relating to or the payments made on account of persons with beneficial ownership interests in the global security (including maintaining or reviewing any records relating to such interests).

     We expect that the depository or the nominee, upon receipt of any payment of the principal of or any premium and interest with respect to the debt securities, will credit the participants' accounts immediately with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security, as shown on the depository's or nominee's records. We also expect that payments by participants to owners of beneficial interests in the global security held through such participants will be governed by standing instructions and customary practices (as is now the case with securities held for the accounts of customers registered in "street name") and will be the responsibility of such participants.

     If the depository is at any time unwilling or unable to continue as depository and we do not appoint a successor depository within 90 days, we will issue the debt securities in definitive form in exchange for the global security representing them. Further, if we so specify, an owner of a beneficial interest in the global security may receive the debt securities in definitive form, on terms acceptable to us and to the depository or nominee. In such case, the owner of the beneficial interest will be entitled to physical delivery in definitive form of debt securities equal in principal amount to its beneficial interest and to have such securities registered in its name. The debt securities will be issued in denominations of U.S. $1,000 and integral multiples thereof, unless we specify otherwise.

COVENANTS

  Limitations on Liens

     Except with respect to indebtedness between us and any of our "restricted subsidiaries," we covenant not to incur or guarantee (or to permit our "restricted subsidiaries" to incur or guarantee) any "secured debt" without equally and ratably securing the debt securities offered by this prospectus. Unless designated as "unrestricted," all of our subsidiaries are "restricted subsidiaries." Currently, there are no "unrestricted" subsidiaries.

     "Secured debt" means indebtedness which is secured by:

     -  a lien on our "principal property" or that of a restricted subsidiary;

     -  a lien on the stock or indebtedness of a restricted subsidiary; or

     -  a restricted subsidiary's guarantee of our indebtedness.

     "Principal property" means any real property currently owned or hereafter acquired by us or any restricted subsidiary, including buildings and improvements (other than any pollution control, cogeneration and small power production facilities), which has a book value in excess of 2% of our "consolidated net tangible assets" (that is, the total assets, less applicable reserves and other properly deductible items, on our balance sheet for the most recent fiscal quarter, less all current liabilities and goodwill, trade names, patents, organization expenses and other like intangibles).

     This covenant is not applicable to:

     -  secured debt existing at the date of the indenture;

     - liens on real or personal property acquired, constructed or improved by us or a restricted subsidiary after the date of the indenture which are created contemporaneously with, or within 12 months after, the acquisition, construction or improvement to secure all or any part of the purchase price of the property or the cost of the construction or improvement;

     - mortgages on our property or that of a restricted subsidiary created within 12 months of the completion of construction or improvement of any new plant(s) on such property to secure the cost of the construction or improvement;

     - liens on property existing when we or a restricted subsidiary acquired it;

     - liens on the outstanding shares or indebtedness of a corporation existing when that corporation becomes our subsidiary;

     - liens on stock (except stock of our subsidiaries) acquired after the date of the indenture if the aggregate cost of the acquisition does not exceed 15% of our consolidated net tangible assets (as defined above);

     - liens securing indebtedness of a successor corporation to us to the extent permitted by the indenture;

     - liens securing indebtedness of a restricted subsidiary when it became such;

     - liens securing indebtedness of any entity outstanding when it merged with, or substantially all of its properties were acquired by, us or a restricted subsidiary;

     - liens created, incurred or assumed in connection with an industrial revenue bond, pollution control bond or similar financing arrangement between us or a restricted subsidiary and any federal, state or municipal government or other governmental body or quasi-governmental agency;

     - liens in connection with government or other contracts to secure progress or advance payments;

     - liens in connection with taxes or legal proceedings to the extent such taxes or proceedings are being contested or appealed in good faith or are incurred for the purpose of obtaining a stay or discharge in the course of such proceedings;

     - liens consisting of mechanics' or materialmen's or similar liens incurred in the ordinary course of business and easements, rights of way, zoning restrictions, restrictions on the use of real property and defects and irregularities in title thereto;

     - liens made in connection with or to secure payment of workers' compensation, unemployment insurance, or social security obligations;

     - liens in connection with any "sale and leaseback transaction" (an arrangement with any person or entity providing for the leasing by us or a restricted subsidiary of any principal property, whereby we or the subsidiary has or will sell or transfer such property to such person or entity, excluding arrangements involving a lease for a term (including renewal rights) of not more than three years) which is not subject to the limitations described below under "Limitations on Sale and Leaseback";

     - mortgages to secure debt of a restricted subsidiary to us or to another restricted subsidiary; and

     - extensions, renewals or replacements of the foregoing permitted liens to the extent of the original amounts of such liens.

     In addition, we and our restricted subsidiaries may secure debt which would not otherwise be permitted or excepted without equally and ratably securing the debt securities offered hereunder, if the sum of such secured debt plus the aggregate value of any sale and leaseback transactions subject to the limitations described below does not exceed 15% of our consolidated net tangible assets (as defined above).

  Limitations on Sale and Leaseback

     We covenant not to engage in any sale and leaseback transactions involving any principal property which we or any restricted subsidiary own currently or acquire hereafter, or to permit any restricted subsidiary which has been in operation for more than 180 days to do so, unless:

     - we or the subsidiary would be entitled to incur secured debt on such principal property equal to the amount realizable upon such sale or transfer as if such amount were secured by a mortgage, without equally and ratably securing the debt securities offered hereunder; or

     - an amount equal to the greater of the net proceeds of the sale or the fair value of the principal property is applied within 180 days either to (a) the retirement of any indebtedness which under generally accepted accounting principles would appear as debt on our consolidated balance sheet and which matures by its terms or at the option of the obligor more than 12 months from the date of the determination thereof, or (b) the purchase of other principal property having a value at least equal to the greater of such amounts; or

     - the sale and leaseback transaction involves an industrial revenue bond, pollution control bond or other similar financing arrangement between us or any restricted subsidiary and any federal, state or municipal government or other governmental or quasi-governmental body or agency.

  Payment of Taxes

     We covenant to pay, before they become delinquent:

     - all taxes and other government charges levied on us or any of our subsidiaries or on our income, profits or property or that of any of our subsidiaries; and

     - all lawful claims for labor, material and supplies which, if unpaid, might become a lien and have a material adverse effect on us and our subsidiaries taken as a whole.

     However, we will not be required to pay taxes, assessments or charges if the amount, applicability or validity of the same is being contested in good faith by appropriate proceedings.

  Existence

     We covenant to do all things necessary to keep our existence, rights and franchises in full force and effect, and to cause our subsidiaries to do the same. However, neither we nor any of our subsidiaries will be required to preserve any right or franchise (or, in the case of a subsidiary, its existence) if we determine that the same is no longer desirable in the conduct of our business and that the loss or termination of the same will not result in a material adverse effect upon us and our subsidiaries taken as a whole.

  Compliance with Laws

     We covenant that we will comply with all applicable federal, state, local and foreign laws, rules, regulations and ordinances, and will cause our subsidiaries to do the same, in each case to the extent that the failure to so comply would have a material adverse effect upon us and our subsidiaries taken as a whole.

EVENTS OF DEFAULT

     Unless otherwise set forth in the applicable prospectus supplement, the following will be events of default under the indenture with respect to any series of debt securities:

     - a default for 30 days in the payment of any interest on the securities when due;

     - the failure to pay the principal of or any premium on the securities when due;

     - the failure to deposit any mandatory sinking fund installment with respect to the securities when due;

     - the failure to observe or perform any other covenant in the indenture applicable to the securities (other than a covenant included in the indenture for the benefit of another series of debt securities) continuing 60 days after notice from the Trustee;

     - our default on other indebtedness of over $100 million, after the applicable grace period, which results in such indebtedness becoming due prior to its maturity;

     -  certain events of bankruptcy, insolvency or reorganization; and

     -  any other event of default specified in the supplement.

     The indenture provides that, upon the occurrence of an event of default (after expiration of any applicable grace period), the Trustee or the holders of 25% of the aggregate principal amount of the outstanding debt securities of any series may declare the principal amount of and any accrued but unpaid interest on such securities immediately due and payable. A bankruptcy default accelerates the maturity of the securities automatically. After any such acceleration, the holders of a majority of the aggregate principal amount of the outstanding debt securities may rescind and annul such declaration before a judgment or decree for payment of money has been obtained if we pay all amounts that would have been due.

     The indenture provides that within 90 days after the occurrence of an event of default with respect to any series of debt securities, the Trustee will notify the holders of the securities of all uncured and unwaived defaults known to it (including events which, after notice or lapse of time, will become events of default). However, except in the case of default in the payment of the principal of, any premium or interest on, or any mandatory sinking fund installment on, such debt securities, the Trustee will be protected in withholding such notice if it determines in good faith that doing so is in the best interest of such holders.

     The indenture provides that the holders of a majority of the aggregate principal amount of any series of outstanding debt securities will have the right to direct the time, method and place for conducting any proceeding for any remedy available to the Trustee, or exercising any power or trust conferred on the Trustee, in accordance with applicable law and the provisions of the indenture.

     If an event of default is continuing, the Trustee will exercise its rights and powers under the indenture and use the same degree of skill and care in such exercise as a prudent person would use under the circumstances in the conduct of his own affairs. However, the Trustee will not be obligated to exercise its rights or powers under the indenture at the request of the holders of the debt securities unless they have offered the Trustee reasonable security or indemnity against the costs, expenses and liabilities which it may incur in compliance with such request.

     Unless otherwise provided in the indenture, the holders of a majority of the aggregate principal amount of the outstanding debt securities, acting on behalf of all holders of such securities, may waive:

     - any past default under the indenture (except a default in the payment of the principal of or any premium or interest on the debt securities); or

     -  our compliance with certain restrictive provisions of the indenture.

     Under the indenture, we will be required to furnish the Trustee with an annual statement about our performance of certain of our obligations under the indenture and any default in such performance.

MERGER

     The indenture provides that we may consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge into any other corporation, without the consent of the holders of the debt securities, provided that:

     - the successor corporation is organized and existing under the laws of the United States or a State and expressly assumes the due and punctual payment of the principal of and any premium and interest on the securities according to their terms and the due and punctual performance and observance of the covenants and conditions of the indenture to be performed by us; and

     - after giving effect to the transaction, no event of default will have occurred and be continuing.

     Except as set forth in this prospectus or in any prospectus supplement, the indenture will not contain any covenants or other provisions designed to afford the holders of the debt securities protection in the event of a takeover, recapitalization or highly leveraged transaction involving Dana.

MODIFICATION OF THE INDENTURE

     We and the Trustee may amend or modify the indenture from time to time for administrative convenience or necessity, provided that the changes do not materially adversely affect the rights of the holders of the debt securities.

     Moreover, with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities, we and the Trustee may amend or modify the indenture so as to affect the rights of such holders, except that, without the consent of the holder of each security affected by such amendment, no amendment or modification may:

     - extend the time of maturity of the principal of or any installment of interest on the securities;

     - reduce the principal of or any premium or rate of interest on the securities; or

     - reduce the percentage in principal amount of outstanding debt securities the consent of whose holders is required to waive compliance with certain provisions of the indenture or to waive certain events of default and their consequences.

DISCHARGE AND DEFEASANCE

     We may satisfy and discharge our obligations under the indenture (other than our obligation to pay the principal of and any premium and interest on the debt securities and certain other specified obligations) if we:

     - irrevocably deposit with the Trustee, as trust funds, the amount (in money or U.S. government obligations maturing as to principal and interest) sufficient to pay the principal of and any premium and interest on the securities and any mandatory sinking fund obligations with respect thereto on the stated maturity date of such payments or on any redemption date; and

     - comply with any additional conditions specified to be applicable with respect to the defeasance of such securities.

     The terms of any series of debt securities may also provide for legal defeasance pursuant to the indenture. In such case, if we:

     - irrevocably deposit money or U.S. government obligations as described above,

     - make a request to the Trustee to be discharged from our obligations on such securities, and

     - comply with any additional conditions specified to be applicable with respect to the legal defeasance of such securities,

then we will be deemed to have paid and discharged the entire indebtedness on all such outstanding securities under the indenture and our obligation to pay the principal of and any premium and interest on such securities will be completely discharged and the holders of the securities will be entitled only to payment out of the money or U.S. government obligations deposited with the Trustee, unless our obligations are revived and reinstated because the Trustee is unable to apply such trust fund due to any legal proceeding, order or judgment.

                              PLAN OF DISTRIBUTION

     We may offer the securities directly to purchasers, to or through underwriters, through dealers or agents, or through a combination of such methods.

     If underwriters are used, we will execute an underwriting agreement with them and will set out their names and the terms of the transaction (including any underwriting discounts and other terms for compensation of the underwriters and any dealers) in the prospectus supplement. If an underwriting syndicate is used, the managing underwriter(s) will be set forth on the cover of the supplement. In this event, the securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If dealers are used in an offering of the securities, we will sell the securities to them as principals. The dealers then may resell the securities to the public at varying prices which they determine at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement.

     If agents are used in an offering of the securities, the names of the agents and the terms of the agency will be set forth in the supplement. Unless otherwise indicated in the supplement, the agents will act on a best-efforts basis for the period of their appointment.

     Dealers and agents named in a supplement may be deemed to be underwriters (within the meaning of the Securities Act) of the securities described therein. Underwriters, dealers and agents, may be entitled to indemnification by us against certain liabilities (including liabilities under the Securities Act) under the underwriting or other agreements with us.

     We may solicit offers to purchase the securities from, and sell the securities directly to, institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resales of the securities. The terms of any such offer will be set forth in the prospectus supplement.

     Certain underwriters, dealers or agents and their associates may engage in transactions with, and perform services for, us in the ordinary course of business, including refinancing of our indebtedness.

     If so indicated in the supplement, we may authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase the securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases we must approve such institutions. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the securities will not, at the time of delivery, be prohibited under the laws of any jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility for the validity or performance of such contracts.

     To facilitate an offering of a series of the securities, some persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involves the sale by persons participating in the offering of more securities than we have sold to them. In such circumstances, such persons would cover such over-allotments or short positions by purchasing in the open market or by exercising their over-allotment options. In addition, such persons may stabilize or maintain the price of the securities by bidding for or purchasing them in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in any such offering may be reclaimed if securities they sell are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     Rosenman & Colin LLP of New York, New York and Hunton & Williams of Richmond, Virginia may provide legal advice or opinions relating to the securities. Robert L. Kohl, a member of Rosenman & Colin LLP, owns approximately 1,100 shares of our common stock.

     Wachtell, Lipton, Rosen & Katz of New York, counsel for the underwriters, and other counsel for the underwriters or agents who are identified in any supplement may also provide legal advice or opinions relating to the securities. Wachtell, Lipton, Rosen & Katz performs legal services for us from time to time.

                                    EXPERTS

     The financial statements for the three years ended December 31, 1997, incorporated in this prospectus by reference to the Current Report on Form 8-K filed on November 10, 1998, have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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                               $

                            [DANA CORPORATION LOGO]
                                DANA CORPORATION

                     $                     % NOTES DUE 2009

                     $                     % NOTES DUE 2029

                   -----------------------------------------

                             PROSPECTUS SUPPLEMENT

                   -----------------------------------------

                              MERRILL LYNCH & CO.
                                 BT ALEX. BROWN
                            DEUTSCHE BANK SECURITIES
                          DONALDSON, LUFKIN & JENRETTE
                      FIRST CHICAGO CAPITAL MARKETS, INC.
                     A BANK ONE COMPANY


                               J.P. MORGAN & CO.
                                LEHMAN BROTHERS
                           MORGAN STANLEY DEAN WITTER
                     NATIONSBANC MONTGOMERY SECURITIES LLC
                              SALOMON SMITH BARNEY

                                           , 1999

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